THE FOLLOWING IS AN ENGLISH TRANSLATION PREPARED FOR THE CONVENIENCE OF THE SHAREHOLDERS AND INVESTORS. THE OFFICIAL TEXT IN JAPANESE OF THE CONVOCATION NOTICE OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS HAS BEEN PREPARED IN ACCORDANCE WITH STATUTORY PROVISIONS AND MAILED TO THE RESPECTIVE SHAREHOLDERS. SHOULD THERE BE ANY INCONSISTENCY BETWEEN THE TRANSLATION AND THE OFFICIAL TEXT IN TERMS OF THE CONTENTS OF THE NOTICE, THE OFFICIAL TEXT SHALL PREVAIL.
THE COMPANY ACCEPTS NO LIABILITY FOR ANY MISUNDERSTANDING CAUSED BY THE TRANSLATION FOR ANY REASON WHATSOEVER.

Securities Code: 5020
June 6, 2017
Dear Our Shareholders,
Yukio Uchida
Representative Director, President
JXTG Holdings, Inc.
1-2, Otemachi 1-chome
Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF
THE 7TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 7th ordinary general meeting of shareholders of JXTG Holdings, Inc., (the “Company”) to be held as described below.

If you are unable to attend, you may exercise your voting rights by either of the following means. You are kindly requested to examine the “Reference Materials for the General Meeting of Shareholders” set out below, and exercise your voting right(s).

ｌExercise of Voting Right(s) in Writingｌ

Please indicate your approval or disapproval regarding the proposals on the agenda on the enclosed proxy card, and return the card to the Company by 5:30 p.m., Tuesday June 27, 2017.

ｌExercise of Voting Right(s) through Electronic Means (e.g., the Internet)ｌ

Please refer to the enclosed “Exercising Voting Right(s) through Electronic Means (e.g., the Internet)” on page 3 and enter your approval or disapproval regarding the proposals on the agenda, by 5:30 p.m., Tuesday June 27, 2017.
Institutional investors are able to use the “electronic proxy voting platform” operated by ICJ, Inc., as a means to exercise voting right(s) through electronic means.

Particulars

1.	Date and Time:	Wednesday June 28, 2017 at 10:00 a.m. (Reception will open at 9:00 a.m.)

2.	Place:	Function Room “Aoi,” 2nd Floor, Palace Hotel Tokyo 1-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

3.	Purposes of this Ordinary General Meeting of Shareholders

Matters to be Reported:

(i)
The business report, the consolidated financial statements, and the auditors’ reports on the consolidated financial statements by the accounting auditor and the Board of Corporate Auditors, for the 7th fiscal term (from April 1, 2016 to March 31, 2017)

(ii)	The non-consolidated financial statements for the 7th fiscal term (from April 1, 2016 to March 31, 2017)

Matters to be Resolved:

Item 1:	Appropriation of Surplus
Item 2:	Election of 16 Directors
Item 3:	Election of One (1) Corporate Auditor
Item 4:	Introduction of Share Remuneration Plan for Directors and Executive Officers

4.	Matters concerning Exercise of Voting Rights

(1)	If you submit a proxy card indicating neither approval nor disapproval of any of the items, your vote will be treated as an affirmative vote to the items.
(2)
If you exercise a voting right by proxy card and/or through electronic means (e.g., the Internet) multiple times, and the votes conflict, the Company will treat the last vote received as valid. Where you exercise a voting right both in writing and through electronic means, and the votes reach the Company on the same day, the vote through electronic means will be treated as valid.

(3)
If you desire to exercise your voting right(s) by a proxy, please exercise them by appointing one (1) proxy who is also a shareholder of the Company entitled to exercise his/her voting right(s) at this ordinary general meeting of shareholders.

End

1.	If you are to attend the meeting in person, please submit the enclosed proxy card to the reception desk at the meeting venue.
2.
The business report, the consolidated financial statements, the non-consolidated financial statements and the auditors’ reports that are to be attached to the convocation notice of ordinary general meeting of shareholders are as described in “Report for the 7th Fiscal Term” attached hereto. Part of the business report (matters described on page 3 of “Business Report for the 7th Fiscal Term” attached hereto), the notes to consolidated financial statements and the notes to non-consolidated financial statements of the Company are posted on the Company’s website (http://www.hd.jxtg-group.co.jp/english/ir/stock/meeting/), pursuant to the laws and regulations and Article 15 of the Articles of Incorporation of the Company. Where it becomes necessary to revise the business report, the consolidated financial statements, the non-consolidated financial statements, or the reference materials for the general meeting of shareholders, the revised information and data thereof will be posted on the Company’s website.

3.	The information contained in this convocation notice has been disclosed on the Company’s website before dispatching this notice with the objective of providing the information promptly.

Exercising Voting Right(s) through Electronic Means (e.g., the Internet)

1.	The Voting Website

You may exercise voting right(s) through the Internet only by accessing the dedicated voting website (http://www.web54.net). Please access this website and set a new password of your choice following the instructions displayed on screen after referring to “voting rights exercise code” and “password” indicated on the right of the proxy card, following which you will be able to enter your approval or disapproval.

2.	Exercise of Voting Right(s)

(1)	The exercise of voting right(s) will be valid only if conducted by 5:30 p.m., Tuesday June 27, 2017.
(2)
If you exercise a voting right both through the Internet and in writing, and the votes on the same item conflict, the Company shall treat the most recent vote received as valid. Where you exercise a voting right both through the Internet and in writing, and the votes reach the Company on the same day, the Company will treat the vote through the Internet as valid.

(3)	If you exercise a voting right multiple times through the Internet, and the votes on the same item conflict, the Company will treat the last vote received as valid.

3.	Password

(1)
The password is a means to confirm that the person who exercises voting right(s) corresponds to the person who holds the voting right(s); therefore, please record and keep the password safe until this ordinary general meeting of shareholders concludes.

(2)	The password that will be provided to you this time is valid only for this ordinary general meeting of shareholders.
(3)	The Internet voting service will refuse access if you enter a wrong password a certain number of times. In this case, please follow the procedures in the instructions displayed on screen.

4.	Fees for Accessing the Voting Website

You will be responsible for all fees that may arise from accessing the voting website, including connection fees to Internet service providers and telecommunication fees to telecommunications carriers.

5.	Questions regarding Operation Method

If you are unsure how to operate a personal computer or the like regarding the exercise of voting right(s) through the Internet, please contact:

Web support desk by Sumitomo Mitsui Trust Bank, Limited [Phone Number]: 0120-652-031 (toll-free in Japan) [Hours of Service]: 9:00 a.m. to 9:00 p.m. (Tokyo time)

ｌIntroduction to Exercising Voting Right(s) through the Electronic Voting Platformｌ

Institutional investors are able to use the “electronic proxy voting platform” operated by ICJ, Inc., as a means to exercise voting right(s) through electronic means.

End

Reference Materials for the General Meeting of Shareholders
Proposal Items and Matters for Reference

Item 1	Appropriation of Surplus

The Company considers returning its profits to shareholders as significant, and its policy is to make efforts to continue stable distribution of dividends on the basis of implementing profit returns that reflect consolidated business results.  Under the aforementioned policy, the Company would like to propose, as set out below, 8 yen per share as this fiscal year’s year-end dividend distribution, taking into account factors such as consolidated results, the financial status, and investment plans.  The amount of this fiscal year’s annual dividend distribution will be 16 yen per share as in the previous fiscal year, in conjunction with the interim dividend distribution of 8 yen per share implemented based on the resolution of the Board of Directors’ meeting held on November 8, 2016.

1. Matters regarding Allocation of Dividend Property to the Shareholders, and its Total Amount:

8 yen per common share of the Company

Total amount: 19,918,010,056 yen

2. The Date on which Surplus Distribution Takes Effect:

June 29, 2017

Item 2	Election of 16 Directors

The term of office of all 18 directors will expire upon the conclusion of this ordinary general meeting of shareholders; therefore, the Company would like to propose the election of 16 directors.

The director candidates are as follows:

<Reference> List of director candidates
No.	Name	New Election/Reelection	Current Position and Responsibility at the Company	Current Main Duties
1	Yasushi Kimura	Reelection	Representative Director, Chairman of the Board
2	Yukio Uchida	Reelection	Representative Director, President
3	Jun Mutoh	Reelection	Representative Director, Executive Vice President, Assistant to President
4	Junichi Kawada	Reelection	Director, Executive Vice President, Assistant to President, responsible for Secretariat, General Administration Dept., and Legal & Corporate Affairs Dept.
5	Yasushi Onoda	Reelection	Director, Senior Vice President, responsible for Corporate Planning Dept., Business Development Dept., and IT Planning & Development Dept.
6	Hiroji Adachi	Reelection	Director, Senior Vice President, responsible for Internal Control Dept., Corporate Transformation Dept., and Human Resources Dept.
7	Katsuyuki Ota	Reelection	Director, Executive Officer, responsible for Controller Dept.
8	Tsutomu Sugimori	Reelection	Director (Part-time)	Representative Director, President of JXTG Nippon Oil & Energy Corporation
9	Takashi Hirose	Reelection	Director (Part-time)	Representative Director, Executive Vice President of JXTG Nippon Oil & Energy Corporation
10	Shunsaku Miyake	Reelection	Director (Part-time)	Representative Director, President and CEO of JX Nippon Oil & Gas Exploration Corporation
11	Shigeru Oi	Reelection	Director (Part-time)	President & Representative Director ,Chief Executive Officer of JX Nippon Mining & Metals Corporation
12	Satoshi Taguchi	New election	－	Director, Senior Vice President of JXTG Nippon Oil & Energy Corporation

(Outside Driector Candidates)
13	Hiroko Ota	Reelection	Outside Director	Independent Director	Professor at the National Graduate Institute for Policy Studies
14	Mutsutake Otsuka	Reelection	Outside Director	Independent Director	Advisor of East Japan Railway Company
15	Seiichi Kondo	Reelection	Outside Director	Independent Director	Director, Kondo Institute for Culture & Diplomacy
16	Yoshiiku Miyata	Reelection	Outside Director	Independent Director

Candidate No.	1	Yasushi Kimura ｌBorn February 28, 1948ｌ	Reelection	Number of Company Shares Owned 108,910 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1970	Joined Nippon Oil Co., Ltd.	June 2012	Representative Director and Chairman of the Board of the Company (to present); and Representative Director and Chairman of the Board of JX Nippon Oil & Energy Corporation
June 2002	Director of Nippon Oil Corporation
June 2004	Executive Officer of Nippon Oil Corporation
June 2005	Director (Executive Officer) of Nippon Oil Corporation
June 2007	Director and Senior Vice President (Executive Officer) of Nippon Oil Corporation	Important Concurrent Office: Director of NIPPO CORPORATION; President of Petroleum Association of Japan; and Vice Chairman of KEIDANREN (Japan Business Federation)
June 2008	Director (Senior Vice President and Executive Officer) of Nippon Oil Corporation
April 2010	Director (Part-time) of the Company
July 2010	Representative Director and President of JX Nippon Oil & Energy Corporation

●Reasons for nominating Mr. Kimura as a Director Candidate
Mr. Yasushi Kimura held the posts of the Representative Director and President of JX Nippon Oil & Energy Corporation, which is one of our core operating companies, and the Representative Director and Chairman of the said company. In June 2012, he assumed the office of the Representative Director and Chairman of the Board of the Company. Further, he serves as the Vice Chairman of the KEIDANREN (Japan Business Federation) and the President of the Petroleum Association of Japan. Throughout his career, he has gained a lot of experience and achievements as a leader not only of the JXTG Group, but also in industrial circles and the energy industry in Japan. Given that he is expected to enhance the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Kimura as a director candidate.

Candidate No.	2	Yukio Uchida ｌBorn January 20, 1951ｌ	Reelection	Number of Company Shares Owned 79,500 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1973	Joined Nippon Mining Co., Ltd.	April 2008	Senior Executive Officer of Japan Energy Corporation
September 2002	Senior Officer of Nippon Mining Holdings, Inc.	July 2010	Director, Senior Vice President of JX Nippon Oil & Energy Corporation
April 2003	Executive Officer of Japan Energy Corporation	June 2012	Director (Part-time) of the Company; and Director, Executive Vice President of JX Nippon Oil & Energy Corporation
April 2004	Senior Vice President and Executive Officer of Japan Energy Corporation	June 2014	Director, Executive Vice President of the Company (Assistant to President, and responsible for Finance & Investor Relations Dept.)
June 2004	Director of Nippon Mining Holdings, Inc.	June 2015	Representative Director and President of the Company (to present)
June 2005	Director (Senior Vice President and Executive Officer) of Japan Energy Corporation
June 2007	Senior Vice President and Executive Officer of Japan Energy Corporation

●Reasons for nominating Mr. Uchida as a Director Candidate
Mr. Yukio Uchida has been engaged in management planning for many years. In addition, he is familiar with the international petroleum situation as well as domestic trends in the industry. Thus, he has had a lot of experience and achievements throughout the entire energy business. Further, he assumed the office of the Director and Executive Vice President of JX Nippon Oil & Energy Corporation in June 2012, and the Representative Director and President of the Company in June 2015. Through these roles, he has been responsible for the management of the Company and the JXTG Group. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Uchida as a director candidate.

Candidate No.	3	Jun Mutoh ｌBorn August 20, 1959ｌ	Reelection	Number of Company Shares Owned 95,370 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1982	Joined General Sekiyu K.K.
March 2004	Director of TonenGeneral Sekiyu K. K.
March 2006	Representative Director and Managing Director of TonenGeneral Sekiyu K. K.
June 2012	Representative Director and President of TonenGeneral Sekiyu K. K.
April 2017	Representative Director and Executive Vice President of the Company (to present)

●Reasons for nominating Mr. Mutoh as a Director Candidate
Mr. Jun Mutoh has been in charge of refining technology, refinery operations, etc. for many years. He has had a lot of experience and achievements in the energy business in and out of Japan. Further, he assumed the Representative Director and President at TonenGeneral Sekiyu K. K. in June 2012. Through this role, he has been responsible for the management. After that, in April 2017, he assumed the Representative Director and Executive Vice President of the Company and has been responsible for the management of the Company and the JXTG group. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Mutoh as a director candidate.

Candidate No.	4	Junichi Kawada ｌBorn September 26, 1955ｌ	Reelection	Number of Company Shares Owned 97,680 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1978	Joined Nippon Oil Co., Ltd.	June 2015	Director, Executive Vice President of the Company (Assistant to President, and responsible for Secretariat, General Administration Dept., and Legal & Corporate Affairs Dept.) (to present)
June 2007	Executive Officer of Nippon Oil Corporation
April 2010	Director, Senior Vice President of the Company (responsible for Corporate Social Responsibility Dept. and Legal & Corporate Affairs Dept., General Manager of Legal & Corporate Affairs Dept.)
June 2012	Director, Senior Vice President of the Company (responsible for General Administration Dept., and Legal & Corporate Affairs Dept.)
June 2014	Director, Senior Vice President of the Company (responsible for Secretariat, General Administration Dept., and Legal & Corporate Affairs Dept.)

●Reasons for nominating Mr. Kawada as a Director Candidate
Mr. Junichi Kawada has been in charge of general administration, legal affairs and organizational administrative affairs for many years. He has had a lot of experience and achievements in the compliance and corporate governance sectors. Further, he assumed the office of the Director and Senior Vice President of the Company in April 2010, and the Director and Executive Vice President of the Company in June 2015. Through this role, he has been responsible for the management of the Company and the JXTG Group. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Kawada as a director candidate.

Candidate No.	5	Yasushi Onoda ｌBorn December 30, 1962ｌ	Reelection	Number of Company Shares Owned 44,880 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1985	Joined Tonen Corporation	March 2014	Managing Director (Chemical Division Manager) of TG
July 2008	General Manager of TonenGeneral Sekiyu K.K.	March 2016	Senior Managing Director, TG
December 2009	SHE Senior Advisor of Exxon Mobil Corporation	April 2017	Director and Senior Vice President of the Company (responsible for Corporate Planning Dept., Business Development Dept., and IT Planning & Development Dept.) (to present)
March 2011	Director of TonenGeneral Sekiyu K.K.
June 2012	President, Tonen Chemical Corporation Representative Director and Chairman of Nippon Unicar Company Limited (currently NUC Corporation)
September 2013	Director (Chemical Division Manager) of TG

●Reasons for nominating Mr. Onoda as a Director Candidate
Mr. Yasushi Onoda has had a lot of experience and achievements by being responsible for finance, planning, oil refining and chemical products, etc. in and out of Japan and being involved in corporate planning at the Company. Further, he has assumed the Director at TonenGeneral Sekiyu K.K. in March 2011. Through this role, he has been responsible for the management. After that, in April 2017, he assumed the Director and Senior Vice President at the Company and has been responsible for the management of the Company and the JXTG group. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Onoda as a director candidate.

Candidate No.	6	Hiroji Adachi ｌBorn September 1, 1956ｌ	Reelection	Number of Company Shares Owned 50,560 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1982	Joined Nippon Oil Co., Ltd.	April 2017	Director and Senior Vice President of the Company (responsible for Internal Control Dept., Corporate Transformation Dept., and Human Resources Dept.) (to present)
April 2008	Executive Officer of Nippon Oil Corporation
July 2010	Executive Officer of JX Nippon Oil & Energy Corporation
June 2012	Senior Vice President of JX Nippon Oil & Energy Corporation
June 2014	Senior Vice President of the Company (General Manager of Corporate Planning Dept. I)
June 2015	Director and Senior Vice President of the Company (responsible for Corporate Planning Dept. I and II)

●Reasons for nominating Mr. Adachi as a Director Candidate
Mr. Hiroji Adachi has been in charge of technological affairs, such as refining technologies and refinery operations in the energy business for many years. In the Company, he was engaged in management planning. As such, he has had a lot of experience and achievements. Further, he assumed the office of the Director and Senior Vice President of the Company in June 2015. Through this role, he has been responsible for the management of the Company and the JXTG Group. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Adachi as a director candidate.

Candidate No.	7	Katsuyuki Ota ｌBorn May 26, 1958ｌ	Reelection	Number of Company Shares Owned 30,307 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1982	Joined Nippon Oil Co., Ltd.
July 2010	General Manager of Controller Dept. of the Company
June 2014	Executive Officer (General Manager of Controller Dept.) of the Company
June 2015	Director and Executive Officer (responsible for Controller Dept.) of the Company (to present)

●Reasons for nominating Mr. Ota as a Director Candidate
Mr. Katsuyuki Ota has been in charge of accounting and financial affairs for many years. He has had a lot of experience and achievements in those sectors. Further, he assumed the office of the Director and Executive Officer of the Company in June 2015. Through this role, he has been responsible for the management of the Company and the JXTG Group. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Ota as a director candidate.

Candidate No.	8	Tsutomu Sugimori ｌBorn October 21, 1955ｌ	Reelection	Number of Company Shares Owned 54,530 common shares

Brief Personal History, and Position and Responsibilities at the Company		Important Concurrent Office:
April 1979	Joined Nippon Oil Co., Ltd.	Representative Director and President of JXTG Nippon Oil & Energy Corporation; and Director of Japan Oil Transportation Co., Ltd.
April 2008	Executive Officer of Nippon Oil Corporation
July 2010	Director, Senior Vice President of JX Nippon Oil & Energy Corporation
June 2014	Director (Part-time) of the Company (to present) Representative Director and President of JX Nippon Oil & Energy Corporation [currently JXTG Nippon Oil & Energy Corporation] (to present)

●Reasons for nominating Mr. Sugimori as a Director Candidate
Mr. Tsutomu Sugimori has been in charge of sales strategy, business planning, and other affairs in the energy business for many years. He has had a lot of experience and achievements in the business field. Further, he assumed the office of the Representative Director and President of JX Nippon Oil & Energy Corporation in June 2014. Through this role, he has been responsible for the management of the energy business. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Sugimori as a director candidate.

Candidate No.	9	Takashi Hirose ｌBorn March 29, 1961ｌ	Reelection	Number of Company Shares Owned 49,980 common shares

Brief Personal History, and Position and Responsibilities at the Company		Important Concurrent Office:
November 1988	Joined Mobil Sekiyu K. K.	Representative Director and Executive Vice President of JXTG Nippon Oil & Energy Corporation
September 2008	Director, Retail Manager, ExxonMobil Yugen Kaisha
March 2012	Director, TonenGeneral Sekiyu K.K.
June 2012	Representative Director and Vice President, TonenGeneral Sekiyu K.K. President, EMG Marketing Godo Kaisha
April 2017	Director of the Company (Part-time) (to present) Representative Director and Executive Vice president of JXTG Nippon Oil & Energy Corporation (to present)

●Reasons for nominating Mr. Hirose as a Director Candidate
Mr. Takashi Hirose has had a lot of experience and achievements in the energy business sector by being responsible of supply, management planning and sales strategy, etc. in and out of Japan. Further, he assumed the Representative Director and Vice President of TonenGeneral Sekiyu K.K. and President of EMG Marketing Godo Kaisha in June 2012. Through this role, he has been responsible for the management. After that, in April 2017, he assumed the Representative Director and Executive Vice President of JXTG Nippon Oil & Energy Corporation and has been responsible for the management of the energy business. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Hirose as a director candidate.

Candidate No.	10	Shunsaku Miyake ｌBorn June 2, 1952ｌ	Reelection	Number of Company Shares Owned 84,670 common shares

Brief Personal History, and Position and Responsibilities at the Company		Important Concurrent Office:
April 1975	Joined Nippon Oil Co., Ltd.	Representative Director, President and CEO of JX Nippon Oil & Gas Exploration Corporation
April 2006	Executive Officer of Nippon Oil Corporation
July 2010	Director and Senior Vice President of JX Nippon Oil & Energy Corporation
June 2014	Director (Part-time) of the Company (to present) Representative Director, President and CEO of JX Nippon Oil & Gas Exploration Corporation (to present)

●Reasons for nominating Mr. Miyake as a Director Candidate
Mr. Shunsaku Miyake has been in charge of industrial energy, natural gas, coal, and other business functions in the energy business for many years. He has had a lot of experience and achievements in the business field. Further, he assumed the office of the Representative Director, President and CEO of JX Nippon Oil & Gas Exploration Corporation in June 2014. Through this role, he has been responsible for the management of the oil and natural gas exploration and production business. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Miyake as a director candidate.

Candidate No.	11	Shigeru Oi ｌBorn August 3, 1953ｌ	Reelection	Number of Company Shares Owned 21,300 common shares

Brief Personal History, and Position and Responsibilities at the Company
April 1978	Joined Nippon Mining Co., Ltd.	June 2014	President & Representative Director, Chief Executive Officer of JX Nippon Mining & Metals Corporation (to present)
April 2008	Executive Officer of Nippon Mining & Metals Corporation
Important Concurrent Office:
July 2010	Executive Officer of JX Nippon Mining & Metals Corporation	President & Representative Director, Chief Executive Officer of JX Nippon Mining & Metals Corporation
June 2012	Senior Vice President of JX Nippon Mining & Metals Corporation
June 2013	Director and Senior Vice President of JX Nippon Mining & Metals Corporation
June 2014	Director (Part-time) of the Company (to present)

●Reasons for nominating Mr. Oi as a Director Candidate
Mr. Shigeru Oi has been in charge of the copper smelting business, environmental and recycling business, mine development projects in Chile, and other business functions in the metals business field for many years. He has had a lot of experience and achievements in the business field. Further, he assumed the office of the President & Representative Director, Chief Executive Officer of JX Nippon Mining & Metals Corporation in June 2014. Through this role, he has been responsible for the management of the metals business. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Oi as a director candidate.

Candidate No.	12	Satoshi Taguchi ｌBorn August 11, 1957ｌ	New Election	Number of Company Shares Owned 30,368 common shares

Brief Personal History
April 1981	Joined Nippon Oil Co., Ltd	April 2016	Director and Senior Vice President of JX Nippon Oil & Energy Corporation [currently JXTG Nippon Oil & Energy Corporation] (to present)
October 2008	General Manager of General Administration Dept. of Nippon Oil Exploration Limited
April 2013	Executive Officer (General Manager of General Administration Dept.) of JX Nippon Oil & Gas Exploration Corporation

July 2013	Executive Officer (General Manager of General Administration Dept.) of JX Nippon Oil & Energy Corporation
May 2015	Executive Officer (General Manager of Legal & Corporate Affairs Dept.) of the Company

●Reasons for nominating Mr. Taguchi as a Director Candidate
Mr. Satoshi Taguchi has been in charge of energy and oil and natural gas exploration and production business for many years. He has had a lot of experience and achievements in the compliance and corporate governance sectors. Further, he assumed the office of the Director and Senior Vice President of JX Nippon Oil & Energy Corporation in April 2016. Through this role, he has been responsible for the management of JX Nippon Oil & Energy Corporation. Given that he is expected to be capable of participating in the decision-making function of the board of directors and enhance the function of supervising the business execution of the Company by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Taguchi as a director candidate.

Outside Director Candidates
Candidate No.	13	Hiroko Ota ｌBorn February 2, 1954ｌ	Reelection	Period in Office: 5 years	Number of Company Shares Owned 19,100 common shares
Independent Director

Personal History, and Position and Responsibilities at the Company
May 1981	Research Fellow at the Japan Institute of Life Insurance	August 2008	Professor at the National Graduate Institute for Policy Studies (to present)
April 1993	Associate Professor at the School of Economics of Osaka University	June 2012	Outside Director of the Company (to present)
April 1996	Associate Professor at Saitama University
Important Concurrent Office:
October 1997	Associate Professor at the National Graduate Institute for Policy Studies	Professor at the National Graduate Institute for Policy Studies; Outside Director of Panasonic Corporation; and Outside Director of Mizuho Financial Group, Inc.
April 2001	Professor at the National Graduate Institute for Policy Studies
April 2002	Director of Policy Analysis in Cabinet Office
March 2003	Deputy Director General for Economic Research in Cabinet Office
April 2004	Director General for Economic Research in Cabinet Office
August 2005	Professor at the National Graduate Institute for Policy Studies
September 2006	Minister of State for Economic and Fiscal Policy

●Reasons for nominating Ms. Ota as an Outside Director Candidate
Ms. Hiroko Ota specializes in public economics and economic policies, and has long been engaged in education and research at the National Graduate Institute for Policy Studies. In addition, she has held positions such as Director General for Economic Research in Cabinet Office and Minister of State for Economic and Fiscal Policy, as a result of which she has abundant expertise and experience regarding the economy and finance. Therefore, the Company assesses that she is qualified to provide the Company with guidance and advice on its management, as well as supervising its management from an independent and objective perspective.

Ms. Ota has not been involved in company management other than by holding office as an outside director or outside corporate auditor; however, the Company assesses that she is qualified to appropriately perform duties as an outside director due to the reasons above.

Candidate No.	14	Mutsutake Otsuka ｌBorn January 5, 1943ｌ	Reelection	[Period in Office: 4 years]	Number of Company Shares Owned 19,000 common shares
Independent Director

Personal History, and Position and Responsibilities at the Company
April 1965	Joined Japanese National Railways	April 2006	Chairman and Director of East Japan Railway Company
April 1987	Joined East Japan Railway Company; General Manager, Finance Dept. of East Japan Railway Company	April 2012	Advisor of East Japan Railway Company (to present)
June 1990	Director and General Manager of Personnel Dept. of East Japan Railway Company	June 2013	Outside Director of the Company (to present)

June 1992	Executive Director and General Manager of Personnel Dept. of East Japan Railway Company	Important Concurrent Office:
Advisor of East Japan Railway Company; Outside Corporate Auditor of Electric Power Development Co., Ltd.; Outside Director of NIPPON STEEL & SUMITOMO METAL CORPORATION
January 1994	Executive Director of East Japan Railway Company
June 1996	Executive Director and Deputy Director General of Corporate Planning Headquarters of East Japan Railway Company
June 1997	Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters of East Japan Railway Company
June 2000	President and Representative Director of East Japan Railway Company

●Reasons for nominating Mr. Otsuka as an Outside Director Candidate
Mr. Mutsutake Otsuka has long been engaged in the management of East Japan Railway Company; as a result, he has acquired deep insight into, and abundant experience and solid accomplishments in company management. Therefore, the Company assesses that he is qualified to provide the Company with guidance and advice on its management, as well as supervising its management from an independent and objective perspective.

Candidate No.	15	Seiichi Kondo ｌBorn March 24, 1946ｌ	Reelection	[Period in Office: 3 years]	Number of Company Shares Owned 5,000 common shares
Independent Director

Personal History, and Position and Responsibilities at the Company
April 1972	Joined the Ministry of Foreign Affairs of Japan	July 2010	Commissioner for Cultural Affairs of Japan
January 1996	Minister, Embassy of Japan in the U.S.	July 2013	Resigned as Commissioner for Cultural Affairs of Japan
July 1998	Assistant Vice-Minister, Minister’s Secretariat, and Economic Affairs Bureau of the Ministry of Foreign Affairs of Japan	June 2014	Outside Director of the Company (to present)

September 1999	Deputy Secretary-General of the Organization for Economic Co-operation and Development (OECD)	Important Concurrent Office:
Director, Kondo Institute for Culture & Diplomacy; Outside Director of KAGOME CO., LTD.; and Outside Director of Pasona Group Inc.
August 2003	Director-General, Cultural Affairs Department, Minister’s Secretariat of the Ministry of Foreign Affairs of Japan
August 2005	Assistant Vice-Minister, Minister’s Secretariat, and Deputy Director-General (Ambassador), Economic Affairs Bureau of the Ministry of Foreign Affairs of Japan
August 2006	Ambassador Extraordinary and Plenipotentiary, Permanent Delegate of Japan to the United Nations Educational, Scientific and Cultural Organization (UNESCO)
July 2008	Ambassador Extraordinary and Plenipotentiary to the Kingdom of Denmark

●Reasons for nominating Mr. Kondo as an Outside Director Candidate
Mr. Seiichi Kondo long worked for the Ministry of Foreign Affairs of Japan, serving in such important positions as Ambassador Extraordinary and Plenipotentiary, and he later served as Commissioner for Cultural Affairs of Japan, and was also seconded to the Agency for Natural Resources and Energy of Japan and the International Energy Agency (IEA). As a result, he has acquired abundant expertise and experience in the domain of energy and international relations. Therefore, the Company assesses that he is qualified to provide the Company with guidance and advice on its management, as well as supervising its management from an independent and objective perspective.

Mr. Kondo has not been involved in company management other than by holding office as an outside director or outside corporate auditor; however, the Company assesses that he is qualified to appropriately perform duties as an outside director due to the reasons above.

Candidate No.	16	Yoshiiku Miyata ｌBorn April 24, 1953ｌ	Reelection	[Period in Office: 3 months]	Number of Company Shares Owned None
Independent Director

Personal History, and Position and Responsibilities at the Company
April 1977	Joined Matsushita Electric Ind. Co., Ltd. (currently Panasonic Corporation)	April 2013	Senior Managing Director, Tokyo Representative, Panasonic Corporation
April 2007	Executive Officer, Matsushita Electric Ind. Co., Ltd. Chairman, Panasonic Europe Ltd.	April 2014	Senior Managing Director, Panasonic Corporation
April 2009	Managing Executive Officer, Panasonic Corporation Senior Vice President, Director, Visual Products and Display Devices Business Group, AVC Networks Company	June 2014	Corporate Advisor, Panasonic Corporation
		March 2015	Outside Director, TonenGeneral Sekiyu K.K.
		April 2017	Outside Director of the Company (to present)
April 2011	Senior Managing Executive Officer, Panasonic Corporation (in charge of Overseas Operations)
Important Concurrent Office:
June 2011	Senior Managing Director, Member of the Board, Panasonic Corporation (in charge of Overseas Operations)	Outside Director, Kobe Steel, Ltd. (Audit & Supervisory Committee Member)
January 2012	Senior Managing Director, Director, Global Consumer Marketing Sector, Panasonic Corporation

●Reasons for nominating Mr. Miyata as an Outside Director Candidate
Mr. Yoshiiku Miyata has been in charge of corporate management in and out of Japan at Panasonic Corporation for many years. He has had a lot of experience and achievements as a corporate manager. Further, he served as an Outside Director of TonenGeneral Sekiyu K.K. from March 2015, and has served as the Outside Director of the Company since April 2017. Given that he is expected to be capable of giving and guidance and advice on management of the Company as well as supervising the business execution of the Company from independent and perspective, we have decided to nominate Mr. Miyata as an outside director candidate.

(Notes)

1.	No special conflict of interest exists between any of the director candidates and the Company.

2.	Each Outside Director Candidate’s Period in Office is the period as of the date this ordinary general meeting of shareholders will be held.

3.
The Company has concluded an agreement (the liability limitation agreement) with each of Ms. Hiroko Ota, Mr. Mutsutake Otsuka, Mr. Seiichi Kondo, and Mr. Yoshiiku Miyata that outside director’s liability to the company under Article 423, paragraph 1 of the Japanese Companies Act shall be limited to the amount set forth in Article 425, paragraph 1 of the Japanese Companies Act (that is, the amount equal to such outside director’s remunerations (as defined in Article 361, paragraph 1 of the Japanese Companies Act, hereinafter the same) for two (2) years), if they are without knowledge and are not grossly negligent in conducting their duties. When the reelection of any of them is approved, that agreement is to continue in effect.

4.
Each of Ms. Hiroko Ota, Mr. Mutsutake Otsuka, Mr. Seiichi Kondo, and Mr. Yoshiiku Miyata meets the “Criteria to determine the independence of independent officers” set forth on Page 25 of this Convocation Notice, and is an independent director based on the rules of each stock exchange in Tokyo and Nagoya on which the Company is listed. When the reelection of any of them is approved, that individual will remain as an independent director.

5.
One of the core operating companies of the Company conducted transactions such as delivering fuel to the East Japan Railway Company (where Mr. Mutsutake Otsuka was the Chairman and Director until March 2012) and its key affiliates in FY2016. The total amount of these transactions is 0.22% of the consolidated net sales of the Company, which is lower than 2% set forth in the Company’s Criteria to determine the independence of independent officers. Further, the Company and one of the core operating companies of the Company paid advertisement rates and other similar fees to the East Japan Railway Company and its key affiliates. The total amount of these payments is 0.00% of the consolidated net sales of the East Japan Railway Company, which is lower than 2% set forth in the Company’s Standards for Consideration of Independence.

6.
One of the core operating companies of the Company conducted transactions such as sale of electricity to Panasonic Corporation (where Mr. Yoshiiku Miyata was the Senior Managing Director until June 2014) in FY2016. The total amount of these transactions is 0.01% of the consolidated net sales of the Company, which is lower than 2% set forth in the Company’s Standards for Consideration of Independence. Further, core operating companies of the Company paid land lease fees to Panasonic Corporation. The total amount of these payments is 0.00% of the consolidated net sales of Panasonic Corporation, which is lower than 2% set forth in the Criteria to determine the independence of independent officers.

Item 3	Election of One (1) Corporate Auditor

The term of office of corporate auditors Mr. Tadashi Ohmura and Mr. Toshinori Kanemoto will expire upon the conclusion of this ordinary general meeting of shareholders; therefore, the Company would like to propose the election of one (1) corporate auditor.

The corporate auditor candidate is as follows.

Consent to this item has been obtained from the Board of Corporate Auditors.

Yuji Nakajima ｌBorn December 26, 1956ｌ	New Election	Number of Company Shares Owned 56,970 common shares

Personal History
April 1979	Joined Nippon Oil Co., Ltd.
April 2010	Executive Officer (General Manager of Corporate Social Responsibility Dept.) of the Company
June 2012	Executive Officer (General Manager of Finance & Investor Relations Dept.) of the Company
June 2014	Corporate Auditor (Full-time) of JX Nippon Oil & Gas Exploration Corporation (to present)

●Reasons for nominating Mr. Nakajima as a Corporate Auditor Candidate
Mr. Yuji Nakajima has had a lot of experience and achievements in accounting and financial affairs by being in charge of them for many years in and out of Japan. Further, he has served as the Corporate Auditor of JX Nippon Oil & Gas Exploration Corporation since June 2014. Given that he is expected to supervise the directors’ execution of their duties from an objective, independent and fair standpoint by utilizing the experience and achievements mentioned above, we have decided to nominate Mr. Nakajima as a corporate auditor candidate.

(Note)	No special conflict of interest exists between Mr. Yuji Nakajima and the Company.

[Reference] Criteria to determine the independence of independent officers

The Company shall deem outside officers (outside directors and outside corporate auditors) who meet the following requirements to be independent officers (independent outside directors and independent outside corporate auditors) who have no possibility of conflict of interests with general shareholders.

1.	The outside officer does not fall into any of the following currently and for the last three years:

(1)	Major customer of the Company (Note 1) or its executing person
(Note 1)	Total sales amount of the Company and the Core Operating Companies to such customer for any of the last three business years exceeds 2% of the consolidated sales amount of the Company.
(2)	Business operator (Note 2) whose major customer is the Company or its executing person
(Note 2)
Total sales amount of such business operator to the Company and the Core Operating Companies for any of the last three business years exceeds 2% of the consolidated sales amount of such business operator.

(3)	Major lender (Note 3) of the Company or its executing person
(Note 3)	Total loan amount on a consolidated basis from such lender as of the last day of any of the last three business years exceeds 2% of the consolidated total assets of the Company.
(4)
Legal expert, certified public accountant or consultant who receives significant amount of remuneration from the Company in addition to officers’ remuneration (Note 4)  (In the case where the person who receives such remuneration is an organization, such as a corporation or association, legal expert, certified public accountant or consultant who belong to such organization)

(Note 4)	Total amount of remuneration from the Company and the Core Operating Company exceeds 10 million yen for any of the last three business years.
(5)	Accounting auditor of the Company or a certified public accountant who belongs to an audit corporation that is an accounting auditor of the Company
(6)
Person who has received significant amount of donation from the Company (Note 5) (in the case where such person who has received donation is an organization, such as a corporation or association, person who operates such organization)

(Note 5)	Total amount of donation from the Company and the Core Operating Companies exceeds 2% of the total amount of revenue of such person for any of the last three business years.
(7)	Major shareholder of the Company (Note 6) or its executing person
(Note 6)	Such shareholder has 10% or more of the total number of voting rights of the Company.

2.	Relatives within the second degree of kinship of the outside officer do not fall into any of the following for the present and past three years (excluding those who are not significant):

(1)	Executing person of the Company or its subsidiary
(2)	Person who falls into any of (1) through (7) set forth in 1. above.

Item 4	Introduction of Share Remuneration Plan for Directors and Executive Officers

1.	Reasons for Introducing Share Remuneration Plan
While remuneration for the Company’s directors consists of a fixed salary, paid monthly based on their roles; bonus, the amount of which fluctuates based on the performance, the Company would like to additionally introduce a new share remuneration plan (“Plan”) wherein the Company’s shares are delivered to directors (excluding outside directors and overseas residents, hereinafter the same) and executive officers who do not serve concurrently as directors (excluding overseas residents; “Executive Officers”) (hereinafter these directors and Executive Officers are collectively referred to as “Directors, etc.”) of the Company based on their roles.
The Plan will be introduced for the purpose of clarifying the linkage between remuneration of the Directors, etc. and the value of the Company’s shares, further raising the incentive of the Directors, etc. to contribute to the enhancement of the enterprise value and the awareness for shareholder-oriented management, and improving the medium- to long-term enterprise value of the JXTG Group.  As a result, remuneration for the Directors, etc. will consist of a fixed salary, bonus and share remuneration, and the remuneration system will be more balanced in that medium- to long-term shareholder value will be reflected in the remuneration, in addition to the Company’s performance for a relevant fiscal year.

The purpose of this Item is to seek the shareholders’ judgment as to the introduction of the share remuneration plan for Directors, etc. separately from the upper limit of remunerations for the Company’s directors (annual amount of no more than 1.1 billion yen, including 200 million yen for outside directors; however, these amounts do not include salaries and bonuses to be paid as an employee if a director serves concurrently as an employee.), which was approved at the first ordinary general meeting of shareholders held on June 27, 2011.
Furthermore, with this Item, the Company seeks approval of shareholders for the amount and content of the share remuneration for the Executive Officers of the Company, in addition to directors, given that the Executive Officers are in a position with responsibility for management and business execution of the Company.  If Item 2 (Election of 16 Directors) is approved as originally proposed, the number of directors of the Company who are eligible for the Plan will be 12 upon the conclusion of this general meeting of shareholders, and the number of the Executive Officers who do not concurrently serve as director will be five, upon the resolution of the board of directors to be held following the conclusion of this general meeting of shareholders.
In order to ensure transparency and objectivity in the process of deciding remunerations for Directors, etc., the Company has the Compensation Advisory Committee (consisting of three outside directors and three representative directors, chaired by an outside director).  In introducing the Plan, the Company has had the Compensation Advisory Committee deliberate on the introduction of the Plan and has received their opinion.

2.	Amount and Details of Remunerations in the Plan
(1)	Overview of the Plan
The Plan is a share remuneration plan under which the Company’s shares are acquired through a trust created with money contributed by the Company (the trust created under the Plan is hereinafter referred to as the “Trust”), and the Company’s shares are delivered to Directors, etc., or 50% of such Company’s shares are provided by cash equivalent to the value upon conversion (hereinafter the Company’s shares and the cash equivalent to the value of the Company’s shares are collectively referred to as “Company’s Shares, etc.”; the delivery of the Company’s shares and the provision of the cash equivalent to the value of the Company’s shares are collectively referred to as “Delivery, etc.”) (as detailed in 2.(2) onwards).

A.	Persons subject to this Item and eligible to Delivery, etc. of Company’s Shares, etc.
(A)	Directors of the Company (excluding outside directors and overseas residents)
(B)	Executive Officers of the Company who do not serve concurrently as directors (excluding overseas residents)
B.	Period of the Plan
Period of execution of the duties of Directors, etc. (“Plan Period”) over three consecutive fiscal years (the initial period is the three fiscal years from the fiscal year ending on the last day of March 2018 to the fiscal year ending on the last day of March 2020, and such period may be extended for further three fiscal years and again afterwards in the same manner as described in 2.(2)B below)

C.	Upper limit of the amount of money to be contributed by the Company (as detailed in 2.(2))
600 million yen over the Plan Period of three fiscal years

D.	Maximum number of the Company’s shares subject to Delivery, etc. to Directors, etc. and the method of acquiring the Company’s shares (as detailed in 2.(2) and (3))
(A)	Maximum number of shares
The maximum number of the Company’s shares (number of points to be awarded to Directors, etc.) is 1.2 million shares (1.2 million points) for the Plan Period of three fiscal years, which accounts for 0.03% of the total number of issued shares (as of April 1, 2017; excluding the number of treasury shares).

(B)	Method of acquisition	The Company’s shares are acquired in the stock market (there is no dilution).

E.	Timing and contents of Delivery, etc. of the Company’s Shares, etc. to Directors, etc. (as detailed in 2.(4))
(A)	Timing	In principle, after the elapse of three years from the award of points under the Plan
(B)	Contents	Delivery of the Company’s shares and provision of the cash equivalent to the value of the Company’s shares

(2)	Upper limit of the amount of money to be contributed by the Company
A.
The Company will contribute money up to a total of 600 million yen over the Plan Period of three fiscal years as a fund for the share remuneration to Directors, etc., and create a trust with a period equivalent to the Plan Period (approximately three years from August 2017 (planned) to August 2020 (planned)), under which Directors, etc. who satisfy beneficiary requirements are beneficiaries (including where the Plan Period is extended for further three fiscal years and again afterwards in the same manner as described in 2.(2)B below; hereinafter the same).  The Trust will, in accordance with instructions from the trust caretaker, use the entrusted money as a fund to acquire the Company’s shares from the stock market.  During the trust period, the Company will award points to Directors, etc. (as described in 2.(3)), and the Trust will conduct Delivery, etc. of Company’s Shares, etc.

B.
The trust period of the Trust may be extended at its expiration for the same period as the initial trust period by way of modifying the trust agreement and additional entrustment.  In such case, for each extended trust period, the Company will contribute cash to fund share remuneration to Directors, etc. within the upper limit of the amount approved by this general meeting of shareholders, and continue to award points to Directors, etc., during the extended trust period.  However, in the case of said additional contribution, if there are remaining shares of the Company (excluding those that are equivalent to the points that have already been awarded to Directors, etc., but their Delivery, etc. has not yet been made) and cash in the trust assets (collectively, “Residual Shares, etc.”) as of the last day of the trust period before the extension, the total amount of the Residual Shares, etc. and the additional amount to be contributed shall not exceed the limit of the amount approved by this general meeting of shareholders.

The trust period may be extended again afterwards in the same manner.  If the modification of the trust agreement and additional entrustment is not carried out at the expiration of the trust period, no additional points will be awarded to Directors, etc. thereafter.  However, in the cases where there are incumbent Directors, etc. who may satisfy the beneficiary requirements as of that time, the trust period of the Trust may be extended until the completion of the Delivery, etc. of the Company’s Shares, etc. to the said Directors, etc.

(3)	Method of calculating the number of the Company’s shares subject to Delivery, etc. to Directors, etc. and the maximum number of such shares
The number of the Company’s shares (including the Company’s shares subject to conversion into cash) subject to Delivery, etc. to Directors, etc. through the Plan, will be determined by the points awarded each year to Directors, etc. during the trust period.  Directors, etc. will be awarded points determined in advance*, based on their roles, at a certain time of each year, and in principle, after the elapse of three years from the award of points, the Delivery, etc. of Company’s Shares, etc. will be made based on such points.  However, if a Director, etc. retires from all of the positions as Directors, etc. and directors (excluding outside directors and overseas residents, hereinafter the same) and Executive Officers (excluding overseas residents, hereinafter the same) of JXTG Nippon Oil & Energy Corporation, JX Nippon Oil & Gas Exploration Corporation and JX Nippon Mining & Metals Corporation, which are the Company’s core business companies (hereinafter these directors and Executive Officers of the core business companies are collectively referred to as “Directors, etc. of the Core Business Companies”), before the elapse of such period, the Delivery, etc. of Company’s Shares, etc. will be made based on points that have been awarded up to and as of that time.

*
Awarded points (rounding down decimal places) = Amount of share remuneration based on the role of the relevant Director, etc. / Average unit price for acquiring the Company’s shares
In the event of an extension of the trust period, such unit price means the average unit price for acquiring the Company’s shares which have been newly acquired by the Trust in connection with the extension of the trust period.

One point corresponds to one share of the Company.  However, in the cases where an adjustment to points is warranted due to events, such as a share split or reverse share split of the Company’s shares, that occurred during the trust period, the number of the Company’s shares per point and the maximum number of the Company’s shares below will be adjusted based on the split ratio, reverse split ratio, etc., as applicable.
The maximum number of the Company’s shares subject to Delivery, etc. to Directors, etc. (number of points awarded to Directors, etc.) will be 1.2 million shares (1.2 million points) with respect to the Plan Period of three fiscal years.  This maximum number of the Company’s shares has been set in reference to factors such as the most recent stock price of the Company, taking into account the upper limit of the amount to be contributed as a fund for share remuneration as set forth in 2(2).

(4)	Timing and contents of Delivery, etc. of Company’s Shares, etc. to Directors, etc.
Directors, etc. satisfying the beneficiary requirements will, in principle after the elapse of three years from the award of points, be delivered the Company’s shares corresponding to such points; however, the Company’s shares corresponding to 50% of such points may be provided by cash equivalent to the value upon conversion within the trust.
In the cases where a Director, etc. retires from all of the positions as Directors, etc. and Directors, etc. of the Core Business Companies, before the elapse of three years from the award of points, that Director, etc. will be delivered the number of the Company’s shares corresponding to the points that have already been awarded as of that time, immediately after the retirement (the Company’s shares corresponding to 50% of such points may be provided by cash equivalent to the value upon conversion within the trust).
In addition, in the case of death of a Director, etc. during the trust period, the heir of such Director, etc. may be provided all of the Company’s shares corresponding to the points that have already been awarded as of that time by cash equivalent to the value upon conversion within the trust.  In the cases where a Director, etc. becomes an overseas resident during the trust period, all of the Company’s shares corresponding to the points that have already been awarded as of that time will immediately be provided to such Director, etc., by cash equivalent to the value upon conversion within the trust.

(5)	Treatment of dividends of surplus on Company’s shares in the Trust
The amount equivalent to the dividend of surplus amount based on the points (one point is converted into one share) of Directors, etc. as of the arrival of each dividend record date of the Company during the Plan Period will be reserved, and provided to Directors, etc. with the Delivery, etc. of the Company’s Shares, etc.  Dividends of surplus other than dividends reserved for the provision to Directors, etc. will be allocated to offset trust fees and costs of the trust.

(6)	Exercise of voting rights pertaining to the Company’s shares in the Trust
The voting rights of the Company’s shares held by the trust shall not be exercised during the trust period to ensure the neutrality to the management.

(7)	Other terms of the Plan
Other terms of the Plan will be determined by the Board of Directors.

[Reference] Introduction of Share Remuneration Plan for Directors and Executive Officers of the Core Business Companies
Following the approval of this Item as originally proposed, JXTG Nippon Oil & Energy Corporation, JX Nippon Oil & Gas Exploration Corporation and JX Nippon Mining & Metals Corporation, which are the Company’s core business companies, also plan on introducing share remuneration plans similar to the Company’s for their directors and Executive Officers upon the approval of their own general meeting of shareholders.
The total upper limit of the amount to be contributed by the three core business companies as remunerations for their Directors, etc. will be 2.4 billion yen for the Plan Period of three fiscal years.
The maximum number of the Company’s shares subject to Delivery, etc. to Directors, etc. of the Core Business Companies will be 4.8 million shares (4.8 million points) for the Plan Period of three fiscal years.

End